CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2008 NOV 17 A 11:27

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	082-02636
Attention:			
From:	Gordon Keevil		SUPPL
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached. [redacted]

08005879

PROCESSED

NOV 19 2008

THOMSON REUTERS

B

11/17

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 108 – 4664 Lougheed Highway, Burnaby, B.C. V5C 5T5
Tel.: (604) 759-0876 / Fax.: (604) 759-0870

Symbol CRN-T

Corporate Update

November 13, 2008 - Vancouver, British Columbia – Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") reports that on November 7, 2008 the British Columbia Supreme Court issued an order providing the Company with an additional period of protection under the *Companies' Creditors Arrangement Act* (Canada) ("**CCAA**"). The initial order, which was first granted under the CCAA in favour of the Company on October 14, 2008 and amended by order dated October 28, 2008, has now been extended until November 21, 2008. During this time, creditors and other third parties will continue to be stayed from terminating agreements with Cross Lake or otherwise taking steps against Cross Lake.

For further information, please contact:

Cross Lake Minerals Ltd.
Alan Boon, President and CEO
(604) 759-0876 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

END